May 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brittany Ebbertt, Kathleen Collins, Matthew Derby and Jan Woo

Re:Skydeck Acquisition Corp.

Registration Statement on Form S-1

Filed March 16, 2021, as amended

File No. 333-254347

Dear Sir or Madam:

On May 11, 2021, the undersigned, each for itself and the several underwriters, joined in the request of SkydeckAcquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced Registration Statement so as to permit it to become effective at 4:00 p.m. New York time on May 13, 2021, or as soon thereafter as practicable.

The undersigned, each for itself and the several underwriters, hereby joins in the Company’s withdrawal of such request.

[Signature page follows]

Very truly yours,

J.P. Morgan Securities LLC

as Representative of the Several Underwriters

By:/s/ Peter Castoro

Name: Peter Castoro

Title:   Vice President

Morgan Stanley & Co. LLC

as Representative of the Several Underwriters

By:/s/ James Watts

Name: James Watts

Title:   Executive Director

[Signature Page to Underwriters’ Withdrawal of Acceleration Letter]